02036386

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

SEC MAIL PROCESSING
RECEIVED
JUN 07 2002
WASH, D.C. 164 SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

Taiwan Semiconductor Manufacturing Company Limited
Stock Dividend Details for Common Shares

Science-Based Industrial Park, Hsin-Chu, Taiwan, June 5, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today announced details in respect of its previously-announced 10% stock dividend that relate to its TSE-listed common shares.

The Company set the record date for TSMC common shares listed and traded on the Taiwan Stock Exchange to be June 25, 2002. As required by Article 165 of the Company Law, the shareholders' register shall be closed for registration of transfer from June 21 through June 25, 2002. To be entitled for the above-mentioned stock dividend, any person acquires TSMC's common shares without being registered as a holder shall apply for the shareholders' registration with the Agency Department of China Trust Commercial Bank before 5:00 p.m., June 20, 2002, in person; or, by mails with postmark of the said date.

Details for the stock dividend of TSMC's NYSE-listed American Depositary Shares ("ADSs") will be announced shortly this week.

Agency Department of China Trust Commercial Bank
Add: 5th Floor, No. 83, Sec. 1, Chungking S. Rd., Taipei, ROC
Tel: 886-2-2361-3033

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 5, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer